SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

API Nanotronics Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

03716M 10 4

(CUSIP Number)

Phillip DeZwirek

Green Diamond Oil Corp.

505 University Avenue, Suite 1400

Toronto, Ontario, Canada M5G 1X3

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 03761M 10 4	SCHEDULE 13D

1	NAME OF REPORTING PERSON Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 3,653,880 shares
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 3,653,880 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,653,880 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Using number in 11 divided by number of outstanding shares of Common Stock, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of API Nanotronics Sub, Inc.

CUSIP No. 03761M 10 4	SCHEDULE 13D

1	NAME OF REPORTING PERSON Icarus Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 3,653,880 shares
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 3,653,880 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,653,880 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Using number in 11 divided by number of outstanding shares of Common Stock, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of API Nanotronics Sub, Inc.

CUSIP No. 03761M 10 4	SCHEDULE 13D

API Nanotronics Corp.

Filed by

Can-Med Technology, Inc.

And

Icarus Investment Corp.

Item 1.	Security and Issuer:

API Nanotronics Corp.

505 University Avenue, Suite 1400

Toronto, Ontario, Canada M5G 1X3

Common Stock, par value $0.001 (“Common Stock”)

Item 2.	Identity and Background:

(1) This Statement is filed by:

(a)	Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (“Green Diamond”) with respect to the Common Stock directly owned by it.
(b)	Icarus Investment Corp. (“Icarus”), which is a 50.1% owner of Green Diamond, with respect to the Common Stock owned by Green Diamond.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person.

Additionally, information is provided in Items 2-6 with respect to Phillip DeZwirek, a director and president of both Green Diamond and Icarus, and Jason DeZwirek, a director and a vice president and treasurer of both Green Diamond and Icarus.

(2) The principal business address of each of the Reporting Persons, Phillip DeZwirek and Jason DeZwirek is:

505 University Avenue, Suite 1400

Toronto, Ontario, Canada M5G 1X3

(3) The principal business:

Green Diamond is holding company owning securities of various issuers. Green Diamond is controlled by Phillip DeZwirek a director, Chairman, Chief Executive Officer and Treasurer of Issuer and Jason DeZwirek, his son and a director and the Secretary of the Issuer.

The principal business of Icarus is owning 50.1% of Green Diamond. Phillip DeZwirek and Jason DeZwirek jointly control Icarus.

Phillip DeZwirek is Director, Chairman, Chief Executive Officer and Treasurer of Issuer. Phillip DeZwirek is also a Director and the Chief Executive Officer of CECO Environmental Corp. (“CECO”), a corporation that is a full-service air pollution control company. CECO’s address is: 3120 Forrer Street, Cincinnati, OH 45209. Phillip DeZwirek is the father of Jason DeZwirek.

CUSIP No. 03761M 10 4	SCHEDULE 13D

Jason DeZwirek is Founder and Chief Executive Officer of Kaboose, Inc., a company that operates an online media company servicing the children’s and family markets. Kaboose Inc.’s address is: 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. Jason DeZwirek also serves as Director and Secretary of Issuer and as Secretary and a Director of CECO Environmental Corp. located at 3120 Forrer Street, Cincinnati, OH 45209. Phillip DeZwirek is the father of Jason DeZwirek.

(4) None of the Reporting Persons, Phillip DeZwirek or Jason DeZwirek has been involved or convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

(5) None of the Reporting Persons, Phillip DeZwirek or Jason DeZwirek has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(6) Green Diamond and Icarus are Ontario corporations. Jason DeZwirek and Phillip DeZwirek are Canadian citizens.

Item 3.	Source and Amount of Funds or Other Considerations:

By agreement dated as of May 5, 2006, the Issuer (formerly known as Rubincon Ventures Inc.), API Nanotronics Sub., Inc., a Canadian corporation and subsidiary of Issuer (formerly known as RVI Sub, Inc.), and API Electronics Group Corp. (“API”) entered into a business combination transaction resulting in, among other things, the combination of the operations of Issuer and API, referenced to herein as the “combination”. The transactions and approvals necessary to effect the combination were approved by the shareholders of Issuer and API on October 31, 2006 and the combination was consummated on November 6, 2006. As a result of the transactions and approvals related to the combination, the Issuer was renamed API Nanotronics Corp. The holders of API stock received, in connection with the combination, ten shares of Common Stock of Issuer for each share of API stock owned prior to the combination, provided that holders of API stock who are Canadian may elect to receive ten Exchangeable Shares of API Nanotronics Sub., Inc., for each share of API. Each such Exchangeable Share is convertible on a one-for-one basis into Common Stock of Issuer. Green Diamond elected to receive the common stock of API Nanotronics Corp. for the shares personally owned by such Reporting Person.

Item 4.	Purpose of Transaction:

The Reporting Persons, through Phillip DeZwirek and Jason DeZwirek, pursue an investment objective that seeks capital appreciation. The Reporting Persons, through Phillip DeZwirek and Jason DeZwirek, will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Issuer. The Reporting Persons, through their officers and directors, may participate in interviews or hold discussions with third parties or with management in which the Reporting Persons’ representatives may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisition of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer by members of management, issuance of options to management, or their employment by Issuer.

CUSIP No. 03761M 10 4	SCHEDULE 13D

Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, the Reporting Persons may choose to purchase additional shares of Common Stock of Issuer from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise. In addition, depending upon prevailing conditions or other factors, the Reporting Persons may determine to dispose of shares of Common Stock currently held by Green Diamond in the open market, in privately negotiated transactions with third parties, or otherwise.

As directors of the Issuer, Phillip DeZwirek and Jason DeZwirek, officers and directors of the Reporting Persons, may consider plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of Issuer, acquiring complementary properties, entering new market regions and/or for other reasons. These business combinations may include mergers and acquisitions, asset purchases and sales, as well as strategic ventures and marketing alliances. The Reporting Persons’ representatives may also consider such plans and proposals in their capacity as members of management of Issuer. As directors of Issuer the representatives of the Reporting Persons also may, depending on the facts and circumstances, consider any plans and proposals with respect to other transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer.

(a)	Green Diamond is deemed to beneficially own all 3,653,880 shares of Common Stock it owns directly, which in the aggregate represents 5.1% of the outstanding Common Stock of Issuer. Icarus is deemed to beneficially own all 3,653,880 shares of Common Stock of Issuer owned by Green Diamond which in the aggregate represents 5.1% of the outstanding Common Stock of Issuer because Icarus’ control of Green Diamond gives Icarus the power to direct the voting and disposition of Green Diamond’s Common Stock of the Issuer.

(b)	Green Diamond shares voting power and dispositive power with Icarus with respect to the 3,653,880 shares of Common Stock of Issuer that Green Diamond owns because of Icarus’ control of Green Diamond. Green Diamond is controlled by Phillip DeZwirek and Jason DeZwirek. Phillip DeZwirek is the father of Jason DeZwirek. Jason DeZwirek and Phillip DeZwirek each own 50% of Icarus, which in turn owns 50.1% of Green Diamond. Phillip DeZwirek is a director and president of both Icarus and Green Diamond. Jason DeZwirek is a director, vice president and treasurer of both Icarus and Green Diamond. Therefore, through their joint control of Icarus, Phillip DeZwirek and Jason DeZwirek share voting power and dispositive power with respect to the shares owned by Green Diamond.

(c)	This report is to report the number of shares of Common Stock beneficially owned by the Reporting Persons at the time of the combination. There has been no change in such ownership since the combination.

(d)	The other shareholders of Green Diamond besides Icarus have a right to receive a portion of any dividends from or proceeds of a sale of the stock of Issuer owned by Green Diamond as a result of their ownership of a portion of the equity of Green Diamond. However, Green Diamond has no obligation to distribute to its shareholders either dividends or proceeds of a sale of Common Stock.

CUSIP No. 03761M 10 4	SCHEDULE 13D

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

I. Joint Filing Statement

CUSIP No. 03761M 10 4	SCHEDULE 13D

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2007

Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President

Icarus Investment Corp.

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President

CUSIP No. 03761M 10 4	SCHEDULE 13D

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in API Nanotronics Corp.

Dated: October 19, 2007

Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President

Icarus Investment Corp.

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President